INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

(Expressed in thousands of Canadian Dollars)
(Unaudited)

TASEKO MINES LIMITED
Interim Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	September 30	December 31
	2010	2009
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$195,417	$35,082
Restricted cash (note 10)	2,603	3,153
Marketable securities and investments (note 5)	11,518	11,856
Accounts receivable	13,485	12,505
Inventory (note 6)	29,713	21,792
Prepaid expenses	1,493	2,112
Advances for equipment (note 15(a))	–	1,119
Current portion of promissory note	5,411	4,697
Asset under derivative instruments (note 12)	2,941	–
	262,581	92,316

Advances for equipment (note 15(a))	1,726	2,122
Reclamation deposits	23,179	29,421
Promissory note	71,285	73,400
Mineral property interests, plant and equipment (note 7)	291,132	337,836
	$649,903	$535,095

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$23,435	$14,821
Amounts due to a related party (note 8)	178	13
Current portion of long-term credit facility (note 11)	–	21,896
Current portion of long-term loan obligations (note 9)	8,397	5,782
Current portion of deferred revenue	16,654	175
Current portion of royalty obligations (note 13)	5,411	11,208
Liability under derivative instruments (note 12)	–	18,935
Income taxes payable	25,291	370
Current portion of future income taxes	1,632	1,979
	80,998	75,179

Income taxes (note 14)	2,078	32,299
Royalty obligations (note 13)	53,160	57,621
Deferred revenue	525	656
Long-term credit facility (note 11)	–	29,609
Long-term loan obligations (note 9)	22,512	16,916
Site closure and reclamation obligation	8,025	9,807
Future income taxes	42,326	16,315
	209,624	238,402

Shareholders' equity
Share capital	337,434	323,734
Tracking preferred shares (note 17c)	26,642	26,642
Contributed surplus	25,961	20,318
Accumulated other comprehensive income	5,552	4,576
Retained earnings (deficit)	44,690	(78,577)
	440,279	296,693
Commitments (note 15)
Subsequent events (note 17)
	$649,903	$535,095

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Interim Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Revenue
Copper	$34,320	$37,117	$160,038	$124,866
Molybdenum	3,220	3,015	9,463	8,070
	37,540	40,132	169,501	132,936
Cost of sales	18,858	29,082	95,842	94,550
Depletion, depreciation and amortization	1,217	1,677	5,699	5,729
Operating profit	17,465	9,373	67,960	32,657

Expenses (income)
Accretion of reclamation obligation	202	245	655	718
Exploration	3,619	805	6,119	1,888
Foreign exchange loss (gain)	1,972	(3,108)	(1,392)	(8,119)
Gain on convertible bond repurchase	–	(948)	–	(1,630)
General and administration	3,139	1,752	9,194	6,185
Interest accretion on convertible debt	–	156	–	1,260
Interest and other income	(2,917)	(1,529)	(15,158)	(5,700)
Interest expense	652	1,885	3,484	6,330
Loss (gain) on sale of marketable securities	(2,973)	816	(4,087)	816
Loss on prepayment of credit facility (note 11)	–	–	834	–
Premium paid on the redemption of royalty obligation (note 13)	–	–	1,302	–
Realized loss on derivative instruments (note 12)	–	3,568	11,542	3,568
Stock-based compensation	1,176	1,073	7,740	3,311
	4,870	4,715	20,233	8,627

Earnings before other items	12,595	4,658	47,727	24,030

Other items
Gain (loss) on contribution to the joint venture (note 4)	(3,363)	–	94,019	–
Unrealized gain (loss) on derivative instruments (note 12)	(5,015)	(8,829)	11,386	(11,538)
Earnings (loss) before income taxes	4,217	(4,171)	153,132	12,492

Current income tax expense (recovery) (note 14)	(3,622)	(1,220)	4,341	1,542
Future income tax expense (recovery)	6,461	(602)	25,524	(1,614)

Net earnings (loss) for the period	$1,378	$(2,349)	$123,267	$12,564

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	70	344	85	(661)
Unrealized gain on available-for-sale marketable securities	2,776	1,027	2,061	7,753
Reclassification of realized gain (loss) sale of marketable securities	–	936	(1,031)	936
Tax effect	(355)	(289)	(139)	(1,154)
Other comprehensive income	$2,491	$2,018	$976	$6,874

Total comprehensive income (loss)	$3,869	$(331)	$124,243	$19,438

Earnings (loss) per share
Basic	$0.01	$(0.01)	$0.66	$0.07
Diluted	$0.01	$(0.01)	$0.64	$0.07

Weighted average number of common shares outstanding (expressed in thousands)
Basic	184,975	182,197	185,748	170,027
Diluted	192,419	182,197	193,192	176,301

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Nine months ended		Year ended
		September 30, 2010		December 31, 2009
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	182,924,664 $	323,734	153,187,116 $	285,690
Share purchase options at $1.00 per share	554,000	554	893,750	894
Share purchase options at $1.15 per share	1,236,667	1,422	66,333	76
Share purchase options at $1.71 per share	100,667	172	33,666	58
Share purchase options at $1.90 per share	–	–	7,000	13
Share purchase options at $2.07 per share	20,000	41	50,000	103
Share purchase options at $2.18 per share	32,000	70	100,000	218
Share purchase options at $3.07 per share	35,000	108	11,000	34
Share purchase options at $4.03 per share	60,000	242	–	–
Share purchase options at $4.50 per share	52,000	234	–	–
Share purchase options at $4.77 per share	4,000	19	–	–
Fair value of stock options allocated to shares issued on exercise	–	2,097	–	2,108
Shares issued for the purchase of royalty interest (note 13)	1,556,355	7,813	–	–
Shares issued for donation	225,000	928	–	–
Equity financings at $1.45 per share, net of issue costs	–	–	19,490,084	26,817
Warrants exercised	–	–	9,085,715	7,723
Balance at end of the period	186,800,353	337,434	182,924,664	323,734

Equity component of convertible debt
Balance at beginning of the period		–		3,832
Repurchase of convertible bond		–		(3,832)
Balance at end of the period		–		–

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		20,318		14,561
Stock-based compensation		7,740		5,696
Repurchase of convertible bond		–		2,169
Fair value of stock options allocated to shares issued on exercise		(2,097)		(2,108)
Balance at end of the period		25,961		20,318

Accumulated other comprehensive income (loss)
Balance at beginning of the period		4,576		(6,680)
Unrealized gain (loss) on reclamation deposits		85		(1,040)
Unrealized gain on available-for-sale marketable securities		2,061		14,263
Reclassification of realized gain on sale of marketable securities		(1,031)		(188)
Tax effect		(139)		(1,779)
Balance at end of the period		5,552		4,576

Retained earnings (deficit)
Balance at beginning of the period		(78,577)		(89,138)
Net earnings for the period		123,267		10,561
Balance at end of the period		44,690		(78,577)

TOTAL SHAREHOLDERS' EQUITY		$440,279		$296,693

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Operating activities
Net (loss) earnings for the period	$1,378	$(2,349)	$123,267	$12,564
Items not involving cash
Accretion of reclamation obligation	202	245	655	718
Depreciation, depletion and amortization	1,217	1,677	5,699	5,729
Unrealized foreign exchange loss (gain)	155	(4,050)	(1,723)	(7,876)
Future income taxes	6,461	(602)	25,524	(1,614)
Loss (gain) on contribution to the joint venture (note 4)	3,363	–	(94,019)	–
Gain on convertible debt repurchase	–	(948)	–	(1,630)
Loss (gain) on sale of marketable securities	(2,973)	816	(4,087)	816
Interest accretion on convertible debt	–	156	–	1,260
Interest accretion on long-term credit facility	–	128	211	293
Loss on prepayment of credit facility (note 11)	–	–	834	–
Non cash donation expense	425	–	928	–
Premium paid on the redemption of royalty obligation (note 13)	–	–	1,302	–
Site closure and reclamation expenditures	(45)	(66)	(85)	(1,045)
Stock-based compensation	1,176	1,073	7,740	3,311
Unrealized loss (gain) on derivative instruments	5,015	8,829	(11,386)	11,538
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	8,110	1,076	8,614	(36,398)
Accounts receivable	11,196	266	(980)	(3,070)
Accrued interest recovery (expense) on royalty obligation	317	335	(3,747)	(2,379)
Accrued interest income on promissory note	(1,110)	(1,114)	1,401	85
Amounts due to a related party	2,104	364	165	(871)
Deferred revenue	16,436	3,953	16,348	3,865
Income taxes payable	(4,305)	(464)	(5,300)	1,406
Inventory	(14,498)	(4,988)	(13,158)	(2,123)
Asset/liability under derivative instruments	–	1,790	(3,160)	1,790
Prepaid expenses	740	(397)	235	(2,720)
Cash provided by (used for) operating activities	35,364	5,730	55,278	(16,351)

Investing activities
Accrued interest income on reclamation deposits	(465)	(305)	(1,003)	(1,601)
Advances to joint venture (note 4)	(132)	–	(3,363)	–
Funds released from reclamation deposits	–	–	–	3,900
Funds released from restricted cash	(95)	2,326	514	4,400
Investment in derivative asset	(7,331)	–	(7,331)	–
Investment in marketable securities	(7,793)	(4,421)	(10,993)	(4,421)
Proceeds from contribution to the joint venture (note 4)	–	–	186,811	–
Proceeds from sale of marketable securities	14,049	3,565	16,449	3,565
Purchase of property, plant and equipment	(26,115)	(1,769)	(38,417)	(14,327)
Reclamation deposits	–	(45)	–	(45)
Cash provided by (used for) investing activities	(27,882)	(649)	142,667	(8,529)

Financing activities
Capital lease payments	(726)	(802)	(2,239)	(2,340)
Common shares issued for cash, net of issue costs	88	307	2,862	35,148
Principal repayment of loan obligations	(651)	–	(1,520)	–
Repayment of bank indebtedness	–	–	–	(5,737)
Proceeds from loan obligations	14,077	1,820	14,077	5,016
Proceeds from royalty obligation	–	6,511	–	6,511
Repayment (proceeds) of long term credit facility (note 11)	–	20,910	(50,790)	56,997
Re-purchase of convertible debt	–	(25,270)	–	(33,678)
Cash provided by (used for) financing activities	12,788	3,476	(37,610)	61,917

Increase in cash and equivalents	20,270	8,557	160,335	37,037
Cash and equivalents, beginning of period	175,147	33,067	35,082	4,587
Cash and equivalents, end of period	$195,417	$41,624	$195,417	$41,624

Supplemental cashflow information (note 16)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Taseko Mines Limited (the "Company") is engaged in mining and mine development. The Company operates one mine, and holds two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company includes in its accounts the Company's proportionate share of assets, liabilities, revenues, and expenses. These consolidated financial statements include the Company's pro-rata share of its 75% interest in the Gibraltar Joint Venture since its formation on March 31, 2010 (note 4).

All material intercompany accounts and transactions have been eliminated.

Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	New Accounting Standards Adopted:

As a result of the Company’s joint venture over the Gibraltar Mine (note 4) on March 31, 2010, the Company has adopted the following standard on a prospective basis.

CICA 3055 – "Interests in Joint Ventures"

The Company's interests in jointly controlled assets (note 4) are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company's financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	New Accounting Standards Not Yet Adopted:

(i)      International Financial Reporting Standards ("IFRS")

The Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles ("Canadian GAAP") with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has already established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

(ii)	Business Combinations, Consolidated Financial Statements, Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	GIBRALTAR JOINT VENTURE

On March 31, 2010 (the "Effective Date"), the Company entered into a Joint Venture Formation Agreement (the "JVFA") with Cariboo Copper Corp. ("Cariboo") to establish an unincorporated joint venture, the Gibraltar Joint Venture (the "Joint Venture"), over the Gibraltar Mine. The Company and Cariboo (the "Venturers") hold a 75% and a 25% beneficial interest in the Joint Venture, respectively.

Under the JVFA, the Company contributed certain assets and liabilities of the Gibraltar Mine with a deemed fair value of $747,245 to the Joint Venture on the Effective Date. Cariboo paid the Company $186,811 to acquire a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine under a Joint Venture Operating Agreement.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The assets and liabilities contributed by the Company to the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.

As part of the JVFA, the Company and Cariboo have votes equal to their interest in the Joint Venture. However, certain key strategic, operating, investing and financing policies of the Joint Venture require unanimous approval from the Venturers such that neither of the Venturers is in a position to exercise unilateral control over the Joint Venture.

The total gain on the Company's contribution to the Joint Venture was $389,528, of which $94,019 (net of purchase price allocation adjustments) was recognized based on the 25% investment by Cariboo. The remaining 75% of the gain related to the Company's interest in the Joint Venture has been eliminated upon consolidation.

The Company was required to ensure that the Joint Venture had 30 days of working capital for operations upon commencement of the Joint Venture. The Company funded this working capital requirement and for the period ended June 30, 2010 recorded an advance to Joint Venture in the amount of $3,231. During the period, the Company reclassified this advance as a purchase price adjustment in the amount of $3,363, which included additional costs on the arrangement of $132. The Company’s 75% interest in the assets and liabilities of the Joint Venture as at September 30, 2010 are as follows:

September 30, 2010
Assets
Current assets	$77,855
Advances for equipment	1,188
Reclamation deposits	22,890
Mineral property interests, plant and equipment, net	281,735

Liabilities
Current liabilities	$28,143
Deferred revenue – current	16,479
Long-term liabilities	22,512
Site closure & reclamation obligation	8,025

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Included within the Company’s statement of operations and comprehensive income for the three and nine months ended September 30, 2010 is the Company's 75% interest in the operations of the Joint Venture since inception. This 75% interest is summarized as follows:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Revenues	$36,697	$82,699
Operating expenses	18,844	50,653
Depreciation and depletion	1,121	2,929
Other (income) expenses	2,294	2,643
Other comprehensive income	70	164
Total comprehensive income	$14,508	$22,638

Included within the cash flows of the Company for the three and nine months ended September 30, 2010, are the Company's 75% interest in the cash flows of the Joint Venture. This 75% interest is summarized as follows:

	Three months ended	Nine months ended
	September 30, 2010	September 30, 2010
Operating activities	$35,327	$38,325
Investing activities	(26,446)	(30,196)
Financing activities	11,550	15,148

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at September 30, 2010
		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$5,657	$5,861	$11,518

	As at December 31, 2009
		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$7,026	$4,830	$11,856

As at September 30, 2010, the Company held 4,481,526 (December 31, 2009 – 5,566,126) shares of Continental Minerals Corporation ("Continental"), a Canadian public company with certain directors in common with the Company. During the three month period ending September 30, 2010, the Company sold the shares of an unrelated Canadian public company for total proceeds of $14,049 realizing a gain of $2,973 on the disposition.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

6.	INVENTORY

	September 30	December 31
	2010	2009
Copper concentrate	$17,037	$5,830
Ore in-process	2,352	1,897
Copper cathode	617	178
Molybdenum	46	70
Materials and supplies	9,661	13,817
	$29,713	$21,792

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

	September 30, 2010
	Cost	Accumulated	Net book value
		amortization
Buildings and equipment	$4,711	$2,301	$2,410
Mine equipment	104,800	9,962	94,838
Plant and equipment	78,579	6,953	71,626
Vehicles	3,157	1,493	1,664
Computer equipment	2,543	2,421	122
Social assets	301	–	301
Deferred pre-stripping costs	39,403	5,947	33,456
Construction in progress	45,507	–	45,507
Assets under capital lease	16,896	541	16,355
Asset retirement costs	209	–	209
Net asset retirement obligation adjustment	(3,987)	–	(3,987)
	$292,119	$29,618	$262,501

Other equipment and leasehold improvements	1,462	420	1,042
Total mineral property interests			27,589
Mineral properties, plant and equipment			$291,132

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Buildings and equipment	$6,281	$2,807	$3,474
Mine equipment	93,043	11,265	81,778
Plant and equipment	104,449	6,824	97,625
Vehicles	2,856	1,593	1,263
Computer equipment	3,390	3,130	260
Social assets	402	–	402
Deferred pre-stripping costs	52,535	5,307	47,228
Construction in progress	60,616	–	60,616
Assets under capital lease	18,222	333	17,889
Asset retirement costs	62	–	62
Net asset retirement obligation adjustment	(5,608)	–	(5,608)
	$336,248	$31,259	$304,989

Other equipment and leasehold improvements	423	207	216
Total mineral property interests			32,631
Mineral properties, plant and equipment			$337,836

As at September 30, 2010, approximately $45,507 (December 31, 2009 – $60,616) of plant and equipment was under construction, and consequently was not amortized during the period.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Transactions	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Joint Venture – Management fee income (note 8(b))	$187	$–	$375	$-
Hunter Dickinson Services Inc. (note 8(a)) – Services rendered to the Company and reimbursement of third party expenses	$860	$574	$2,053	$2,103

Due to (from) related parties:	September 30, 2010	December 31, 2009
Hunter Dickinson Services Inc	$178	$13

(a)	Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. During the first quarter, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates. Transactions with HDSI are reflected in the Company's statement of operations and comprehensive income and are measured at the exchange amount based on the agreement. Advances are interest bearing and due on demand.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Management Fee

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar Mine. During the nine month period ended September 30, 2010, the Company earned $1,500 in management fees, of which the net amount of $375 (25%) (2009 – Nil), was recorded in the Company’s accounts as other income.

(c)	Investment in Common Shares

The Company holds common shares of Continental Minerals Corporation, a public company related by virtue of certain directors in common (note 5).

9.	LONG-TERM LOAN OBLIGATIONS

Future obligations under capital leases and long-term loans are as follows:

As at September 30, 2010	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$1,193	$1,486	$2,679
2011	3,946	5,941	9,887
2012	3,908	7,448	11,356
2013	2,704	3,916	6,620
Thereafter until 2015	1,242	2,611	3,853
Total payments	$12,993	$21,402	$34,395
Less: interest portion	(1,296)	(2,190)	(3,486)
Present value of obligations	$11,697	$19,212	$30,909
Current portion	(3,515)	(4,882)	(8,397)
Non-current portion	$8,182	$14,330	$22,512

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

As at December 31, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	–	2,612
Total payments	$15,636	$10,112	$25,748
Less: interest portion	(1,648)	(1,402)	(3,050)
Present value of obligations	$13,988	$8,710	$22,698
Current portion	(3,750)	(2,032)	(5,782)
Non-current portion	$10,238	$6,678	$16,916

(a)	Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Joint Venture acquired pursuant to four to five year capital lease agreements.

Capital lease obligations as detailed above are secured by plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% per annum.

During the period, the Joint Venture entered into a 5-year capital lease agreement to finance the purchase of a new haul truck for the Gibraltar Mine in the amount of $4,306. The terms of the lease require monthly installments of approximately $83 beginning in September, 2010 and ending in August, 2015 at a nominal annual interest rate of 5.99%. The Company guaranteed this financing.

(b)	Long-Term Equipment Loan

The Joint Venture has two existing 3-year term equipment loan agreements in place. These loans are secured by the underlying equipment at the Gibraltar Mine. The loans are repayable one month after inception in equal monthly installments in the amount of $169 until 2012. The last installments are payable in 2012 for a total amount of $2,131. They currently bear fixed interest rates of 8.53% and 8.63%.

During the period, the Joint Venture entered into a new 48-month term equipment loan to finance the purchase of a new shovel for the Gibraltar Mine in the amount of $18,769. The loan is secured by the shovel. The loan is repayable in monthly installments of $435 beginning in September, 2010 through to August, 2014. The loan bears a fixed interest rate of 5.349% and is guaranteed by the Company and Cariboo.

10.	RESTRICTED CASH

The Company has pledged $2,573 (US$2,500) (December 31, 2009 – nil) of cash as collateral in favor of Investec Bank plc ("Investec") in relation to the Company's producer put and call option contract with Investec (note 12).

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

During the year ended December 31, 2009, the Company had pledged $3,153 (US$3,000) as cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse. During the three months ended March 31, 2010, these funds were released from restriction due to the prepayment of the term facility (note 11).

11.	LONG-TERM CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the "Facility") with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc ("Investec") amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4,167 until February 2012. The Facility bore interest at LIBOR plus 5 percent which was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements included certain equipment at the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement (note 15(b) and (c)) in addition to a corporate guarantee.

During the first quarter of 2010, the Company repaid the Facility. A loss of $834 was recorded in the Company's statement of operations as a result of the early pre-payment of the Facility. The continuity of the Facility is as follows:

Balance at December 31, 2009	$51,505.
Accretion for the period	211
Foreign exchange loss (gain)	(1,760)
Prepayment of Facility	(50,790)
Loss on prepayment of facility	834
Balance at September 30, 2010	$–

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company's existing strategy to manage its operating margins effectively in volatile copper markets, the Company entered into producer put and call option contracts for approximately 50% of its targeted copper production to the end of 2010.

Contracts outstanding at September 30, 2010 are as follows:

	Floor Price	Cap Price	Purchased metric
Contract Period	US$/lb	US$/lb	tonnes (mt) of copper
October to December 2010	$ 2.50	$ 3.95	2,250

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Under the terms of the above contracts, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price, respectively.

In August, 2010, the Company purchased a series of put options, for 15,600 metric tonnes of copper commencing in January, 2011 and ending in June, 2011 at a strike price of US $3.00/lb. , with a premium per option ranging between $0.199401 and $0.211376.

	Strike Price	Premium per	Purchased metric
Contract Period	US$/lb	Contract US$	tonnes (mt) of copper
January to June 2011	$3.00	$5,275	12,000
January to June 2011	$3.00	$1,678	3,600

The strike price sets the gross minimum price that the Company seeks to realise for its copper production. These put options are only exercised if the spot price declines below the set put strike price. The Company participates in the full upside price increases and is protected from price decreases.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the nine month period ended September 30, 2010, the Company recorded a mark-to-market net loss of $156 (three month period ended September 30, 2010 – $5,015) of which a loss of $11,542 was realized (three month period ended September 30, 2010 – nil). The Company recorded an unrealized gain of $11,386 on contracts outstanding as at September 30, 2010.

The fair value of contracts outstanding at September 30, 2010 is as follows:

	Strike Price	Notional Quantity		Fair Value
Option	US$/lb	mt of copper	Due Date	(Liability)/Asset US$
Call option	$ 3.95	2,250	Dec 31, 2010	$(413)
Put option	$ 2.50	2,250	Dec 31, 2010	$7

Put option	$ 3.00	15,600	Jun 30, 2011	$3,265

Total Fair Value of Contracts (in US)				$2,859
Total Fair Value of Contracts (in CAD)				$2,941

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The following table reconciles the Company's derivative financial instruments measured at fair value from January 1, 2010 to September 30, 2010:

Fair value
measurements
Balance at December 31, 2009	$(18,935)
Purchases	7,330
Settlements	14,702
Loss included in net income	(156)
Balance at September 30, 2010	$2,941

13.	ROYALTY OBLIGATIONS

	September 30, 2010	December 31, 2009
Royalty Agreement – Red Mile No. 2 LP	$58,571	$62,318
Gibraltar Royalty LP	–	6,511
Total royalty obligations	$58,571	$68,829

(a)	Gibraltar Royalty LP

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the "Royalty Period"). For the three and nine months ended September 30, 2010, Gibraltar paid $nil and $65 respectively to GRLP. These royalty payments were recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company's shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this "put" right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

On March 24, 2010, the Company exercised its "call" option through the issuance of 1,556,355 shares of the Company. The 1,556,355 shares were recorded at $7,813 in the Company's accounts to settle the carrying value of royalty obligation in the amount of $6,511. A premium of $1,302 was recorded in the Company's statement of operations as a result of the exercise of the call option. Consequently, at September 30, 2010, no amounts were owed to GRLP (December 31, 2009 – $6,511).

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

14.	TAX AND INTEREST RECOVERIES

During the three and nine months ended September 30, 2010, provisions for certain long term income tax liabilities and associated interest relating to historical tax estimates for the 2004 fiscal year for one of the Company' s subsidiaries were reversed. Management believes the probability of this provision being realized would be unlikely. Consequently, the Company included the reversal of this tax provision in its statement of operations and recognized a reversal of income tax in the amount of $22,523 (three and nine months ended September 30, 2009 – $nil) and interest in the amount of $8,098 (three and nine months ended September 30, 2009 – $nil).

15.	COMMITMENTS

(a)	Advances for equipment

As at September 30, 2010, the Joint Venture paid $1,188 in advance deposits for equipment to be received in subsequent periods, all currently classified as long-term. The Joint Venture is further committed to equipment purchases in relation to its expansion activities in the amount of $9,694. The Company also has an equipment advance for equipment of $538 in relation to its Prosperity project.

(b)	Treatment and refining agreement

The Joint Venture has an agreement with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining certain of copper concentrate from the Gibraltar Mine. Under the terms of the agreement, the Joint Venture has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Joint Venture has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(c)	Off-Take Agreement

As part of the JVFA, the Joint Venture entered into an off-take agreement with Cariboo for the treatment and refining of certain of copper concentrate from the Gibraltar Mine. Under the terms of the off-take agreement, the Joint Venture has secured long-term and fixed rates for processing copper concentrate. The Joint Venture has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year

(d)	Franco-Nevada Gold Stream Transaction

In May 2010, the Company entered into a gold production stream transaction with Franco- Nevada Corporation ("Franco Nevada") under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity Gold and Copper Mine. Commencing with the construction of the Prosperity Mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350,000 (the "Deposit"). Upon delivery of gold to Franco Nevada once the Prosperity Mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the arrangement the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada.

16.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Shares issued for donation	$425	$–	$928	$–
Assets under capital lease	$3,230	$–	$3,230	$–
Shares issued for redemption of royalty obligation	$–	$–	$7,813	$–
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	$34	$809	$2,097	$897

17.	SUBSEQUENT EVENTS

(a)	Capital Leases

Subsequent to September 30, 2010 and commencing in October, the Joint Venture entered into a five year lease agreement with a third party, for the purchase of a new haul truck in the amount of approximately $4,309. The truck was commissioned in October 2010. The Company guaranteed this financing.

(b)	Equity Financings

Subsequent to September 30, 2010, the Company obtained a receipt in respect of the final short- form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300,000 during the 25 month period that the final short form base shelf prospectus, including any amendments thereto, remains effective.

During October, the Company filed a prospectus supplement to its final base shelf prospectus, with regulatory authorities. The Company also entered into an ‘At the Market Issuance Agreement’, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18,600,000 of its common shares through "at-the-market" ("ATM") issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(c)	Gibraltar Tracking Preferred Shares

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property (" Harmony" ) and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of Taseko upon a realization event, such as a sale of Harmony to a third party or commercial production at the Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders' equity on the consolidated balance sheet.

The initial paid-up amount for the Gibraltar preferred shares is $62,770, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of Harmony is less than $62,770, or to the extent that the fair market value of Gibraltar's interest in a mine at Harmony is determined to be less than $62,770. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also, in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62,770 nor be less than $20,000. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of Harmony, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with Harmony, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of Harmony.

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.39 (as of December 31, 2009).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

If an unrelated third party' s acquisition of Continental (the " Acquisition" ) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Continental, that the redemption of the tracking preferred shares for Taseko common shares be accelerated to occur just before closing of the Acquisition, which is currently targeted for late 2010. The Taseko common shares issued will be subject to a contractual hold period until October 16, 2011.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

18.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The interim consolidated financial statements of the Company as at September 30, 2010, and for the three and nine month periods ended September 30, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting. Such principles differ in certain respects from those applicable in the United States (“US GAAP”). For information on material differences between Canadian GAAP and US GAAP, reference should be made to the discussion of the principal differences between the Company’s financial results determined under Canadian GAAP and under US GAAP that is contained in the supplementary note to the Company’s audited consolidated financial statements entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007.

The financial information presented in the interim consolidated financial statements and in this reconciliation to US GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September	September	September	September
	30,	30,	30,	30,
Consolidated Statements of Operations	2010	2009	2010	2009

Earnings (loss) for the period under Canadian GAAP Adjustments under US GAAP	$1,378	$(2,349)	$123,267	$12,564

Interest accretion on convertible debt (a)	-	(71)	-	(898)

Amortization of deferred financing costs (a)	-	(78)	-	(312)

Foreign exchange gain on convertible debt (a)	-	3,003	-	2,977
Reduction of gain on convertible bond repurchase (a)	-	(3,513)	-	(3,707)

Adjustment to gain recognized on Joint Venture (b)	(10,089)	-	282,057	-
Adjustment to future income taxes related to gain (b)	2,522	-	(70,514)	-

Additional depreciation and depletion (b)	(2,111)	-	(3,792)	-
Tax effect of additional depreciation and depletion (b)	528	-	948	-

Earnings (loss) for the period under US GAAP	$(7,772)	$(3,008)	$331,966	$10,624

Other comprehensive income under Canadian and US GAAP – no differences	2,491	2,018	976	6,874

Total comprehensive income (loss) under US GAAP	$(5,281)	$(990)	$332,942	$17,498

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Earnings (loss) per Share
Earnings (loss)per share for the period under US GAAP	$(0.04)	$(0.02)	$1.79	$0.06
Diluted earnings per share for the period under US GAAP	$(0.04)	$(0.02)	$1.72	$0.06
Weighted average number of common shares outstanding (in thousands)

Basic	184,975	182,197	185,748	170,027

Diluted	184,975	182,197	193,192	176,301

	As at	As at
Consolidated Balance Sheets	September 30,	December 31,
	2010	2009
Total assets under Canadian GAAP	$649,903	$535,095
Adjustments under US GAAP
Fair value adjustment to mineral property interests, plant and equipment, net of depreciation (b)	278,265	-
Total assets under US GAAP	$928,168	$535,095

Total liabilities under Canadian GAAP	$209,624	$238,402
Adjustments under US GAAP
Additional future income tax liabilities recognized (b)	69,566	-
Total liabilities under US GAAP	$279,190	$238,402

Total shareholders' equity under Canadian GAAP	$440,279	$296,693
Adjustments under US GAAP
Convertible debenture presented as debt (a)	-	1,628
Deferred financing costs presented as asset (a)	-	312
Current year income statement adjustments under US GAAP	208,699	(1,940)

Total shareholders' equity under US GAAP	$648,978	$296,693

There are no material differences between Canadian GAAP and US GAAP relating to total operating, investing or financing cash flows in the consolidated statements of cash flows.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The significant measurement differences listed in the US GAAP Reconciliations are as follows:

(a)	Convertible debt

Pursuant to Canadian GAAP, the Company’s convertible instruments require the bifurcation of their equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Under US GAAP, effective on January 1, 2009 (“Effective Date”), a convertible instrument’s underlying unit (“conversion feature”) is not considered to be indexed to the Company’s own shares if it is denominated in a currency other than the Company’s functional currency. If the conversion feature is considered not to be indexed to the Company’s shares, it must be separated from the host contract and accounted for as a derivative instrument under the new guidance.

Since the US$30,000 Convertible Bond’s (the “Bonds”) conversion share price was stated in US dollars and the Company’s functional currency is the Canadian dollar, the Company separated and accounted for the conversion feature as a separate derivative instrument to comply with the new guidance.

As a result, the Company has determined the value of the derivative liability related to the conversion feature and the revised value of the debt under US GAAP as at the Effective Date. The guidance requires retrospective application without restatement. Therefore, a cumulative adjustment has been recorded to opening deficit to reflect the impact of the adoption of this guidance on prior period earnings. The amounts recognized in the consolidated balance sheet under US GAAP are determined based on the amounts that would have been recognized if the guidance had been applied from August 29, 2006, the original issuance date of the Bonds (the “Issuance Date”). Accordingly, the following cumulative adjustments were recorded as at the Effective Date for US GAAP purposes:

	•	the fair value of the conversion feature in the amount of $21 was bifurcated from the Bonds and reflected as a derivative liability;
	•	a net $1,649 decrease to the Bonds to reflect the reduced carrying value of the Bonds under US GAAP; and
	•	a cumulative adjustment to reduce opening deficit by $1,628.

During the nine month period ended September 30, 2009, all of the Bonds were repurchased or redeemed. Under Canadian GAAP, the Company allocated the consideration paid on the extinguishment of the Bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

For US GAAP purposes, the Company reversed $3,513 and $3,707 of the total gain for the three and nine months ended September 30, 2009 respectively on settlement of the Bonds and the derivative liability related to the conversion feature. In addition, the Company recognized a foreign exchange gain of $3,003 and $2,977 for the three and nine months ended September 30, 2009 respectively on the repurchase of the Bonds under US GAAP.

Accretion expense of $156 and $1,260 was recorded under Canadian GAAP for the three and nine months ended September 30, 2009, respectively. An additional $71 and $898 in accretion expense was recognized for the three and nine months ended September 30, 2010 respectively under US GAAP.

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $78 and $312 were recorded for the three and nine months ended September 30, 2009 respectively under US GAAP.

(b)	Gibraltar Joint Venture

During the 2010 period, the Company entered into a joint venture over the Gibraltar mine as disclosed in note 4 to the unaudited interim consolidated financial statements as at September 30, 2010 and for the three and nine month periods then ended. Under US GAAP, the disposition of the controlling financial interest in the group of assets that comprises the net assets contributed to the joint venture are accounted for as a disposition at fair value in accordance with ASU 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification. Under this guidance, the Company’s gain on disposition of its controlling financial interest is calculated as the difference between the fair value of the consideration received, including the fair value of the retained non-controlling 75% interest in the Gibraltar Joint Venture, and the carrying value of the net interest deemed to have been disposed on the Effective Date. Accordingly, under US GAAP the full gain of $376,076 has been recognized on contribution to the Joint Venture resulting in a net increase of $282,057 to the gain recognized under Canadian GAAP of $94,019. The Company has recorded additional income taxes of $70,514 under US GAAP relating to the additional gain recognized under US GAAP. The preliminary allocation of the fair value resulted in an adjustment to the Company’s 75% interest in mineral property interests, plant and equipment of $282,057 as at the Effective Date. The fair values allocated to the underlying assets and liabilities of the Company’s 75% interest in the Gibraltar Joint Venture as at September 30, 2010 are preliminary and subject to adjustment based on further information to be acquired. The analysis is expected to be completed in fiscal 2010.

Summarized information in respect of the Company’s 75% interest in the Joint Venture that has been proportionately consolidated by the Company is included in note 4 to the unaudited interim consolidated financial statements as at September 30, 2010 and for the three and nine month periods then ended, except that:

	(i)	the carrying value of the mineral property interest and total assets is increased by $278,265;

(ii)

additional depreciation and depletion under US GAAP relating to the Company’s 75% interest in the Joint Venture’s mineral property interests, plant and equipment for the three and nine months ended September 30, 2010 is $2,111 and $3,792 respectively offset by $528 and $948 respectively in income tax expense; and

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(iii)

included in the Company’s statement of operations under US GAAP for the nine months ended September 30, 2010 are the Company’s 75% interest in the Joint Venture’s gross profit, net income and total comprehensive income of $32,046, $14,702 and $14,866 respectively.

There are no material differences between Canadian GAAP and US GAAP in respect of the Company’s 75% interest in the Joint Venture’s cash flows from operating activities, investing activities and financing activities.

(c)    Current assets

Balance Sheets

For Canadian GAAP purposes, the Company combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at September 30, 2010 and December 31, 2009 is as follows:

	September 30, 2010	December 31, 2009

Trade receivables	$8,296	$10,802
GST receivables	4,055	1,378
Other receivables	1,134	325
Total accounts receivable	$13,485	$12,505

Statements of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Decrease (increase) in trade receivables	$12,630	$(362)	$2,506	$(6,560)
Decrease (increase) in GST receivable	(1,101)	558	(2,677)	739
Decrease (increase) in other receivables	(332)	70	(808)	2,751
Total decrease (increase) in accounts receivable	$11,197	$266	$(979)	$(3,070)

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(d)	Current Liabilities

Balance Sheets

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at September 30, 2010 and December 31, 2009 is as follows:

	September 30, 2010	December 31, 2009

Trade payables	$13,059	$5,008
Accrued liabilities	8,051	7,685
Payroll liabilities	2,162	2,034
Other payables	163	94
Total accounts payable and accrued liabilities	$23,435	$14,821

Statements of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Increase (decrease) in concentrate payable	$-	$-	$-	$(18,260)
Increase (decrease) in trade payables	8,537	1,881	8,051	(6,933)
Increase (decrease) in accrued liabilities	(894)	(1,013)	366	(10,139)
Increase (decrease) in payroll liabilities	441	180	128	(1,173)
Increase (decrease) in other payables	27	32	69	107
Total increase (decrease) in accounts payable and accrued liabilities	$8,111	$1,080	$8,614	$(36,398)

(e)	Fair Value Hierarchy

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

	•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
	•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
	•	Level 3 – Inputs that are not based on observable market data.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at September 30, 2010:

	Financial assets at fair value
	Level 1	Level 2	Level 3	September 30,	December 31,
				2010	2009
Cash and equivalents	$195,147	$-	$-	$195,147	$35,082
Restricted cash	2,603	-	-	2,603	3,153
Asset under derivative instrument	-	2,941	-	2,941	-
Held for trading	197,750	2,941	-	200,691	38,235

Marketable securities and investments	11,518	-	-	11,518	11,856
Reclamation deposits	23,179	-	-	23,179	29,421
Available for sale financial assets	34,697	-	-	34,697	41,277

Total financial assets at fair value	$267,144	$2,941	$-	$270,085	$79,512

	Financial liabilities at fair value
	Level 1	Level 2	Level 3	September 30,	December 31,
				2010	2009

Liability under derivative financial instruments	$-	$-	$-	$-	$18,935

(f)	Site Closure and Reclamation Obligation

The estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at September 30, 2010 was $90,000 (2009 - $90,000) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(g)	Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

Earnings (loss) available to common shareholders	$(7,772)	$(3,008)	$331,966	$10,624

Basic weighted-average number of shares outstanding (in 000’s)	184,975	182,197	185,748	170,027
Effect of dilutive securities (in 000’s):
Stock options	-	-	4,780	3,610
Tracking preferred shares	-	-	2,664	2,664
Diluted weighted-average number of shares outstanding (in 000’s)	184,975	182,197	193,192	176,301
Earnings(loss) per share

Basic	$(0.04)	$(0.02)	$1.79	$0.06

Diluted	$(0.04)	$(0.02)	$1.72	$0.06

(h)	Recently Adopted US GAAP Accounting Pronouncements

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company’s 2010 fiscal year. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.

The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

(ii)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on the Company’s financial reporting requirements is limited to the new VIE disclosures.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

These statements eliminate the concept of a qualifying special-purpose entity, establish new criteria for the consolidation of VIEs, and create more stringent conditions for the treatment of transfers of financial assets. The statements are significant for entities that have interests in potential VIEs or engage in transfers of financial assets.

Additional disclosure requirements are intended to assist financial statement users in understanding the significant judgments and assumptions made in determining whether a company must consolidate and/or disclose information about its involvement with a VIE.

The statements are effective for the Company’s 2010 fiscal year, and for subsequent interim and annual reporting periods. The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position since the Company has determined that it is not the primary beneficiary of certain variable interest entities in which the Company holds a variable interest. Therefore, it is not required to consolidate any of such entities.

(i)	Future US GAAP Accounting Policy Changes

The Company has not identified any changes in US GAAP that may have a significant impact on the Company’s future financial statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards will not impact the remaining periods of 2010 for which we will prepare US GAAP based financial statements.